Issuer Free Writing Prospectus dated October 26, 2016

Filed pursuant to Rule 433(d)

Registration Statement No. 333-196037

Centene Corporation

$1,200,000,000 4.75% Senior Notes due 2025

October 26, 2016

Pricing Term Sheet

This Pricing Term Sheet dated October 26, 2016 to the Preliminary Prospectus Supplement (the “Preliminary Prospectus Supplement”) dated October 26, 2016 of Centene Corporation (the “Company”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Centene Corporation

Principal Amount:	$1,200,000,000

Security Type:	Senior Notes

Legal Format:	SEC Registered

Settlement Date:	November 9, 2016 (T+10)

Maturity Date:	January 15, 2025

Issue Price:	100.000%, plus accrued and unpaid interest from November 9, 2016

Coupon:	4.750%

Benchmark Treasury:	2.000% due February 15, 2025

Benchmark Treasury Yield:	1.706%

Spread to Benchmark Treasury:	304 bps

Yield to Maturity:	4.750%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2017

Record Dates:	January 1 and July 1

Make-whole call:	Make-whole redemption at Treasury Rate + 50 basis points prior to January 15, 2020

Optional Redemption:	On or after January 15, 2020 at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the date of redemption on the notes redeemed during the twelve-month period beginning on January 15 of the years indicated below:

	Year	Price
	2020	103.563%
	2021	102.375%
	2022	101.188%
	2023 and thereafter	100.000%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book Running Managers:	Barclays Capital Inc., Citigroup Global Markets Inc., SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc., Morgan Stanley & Co. LLC, Regions Securities LLC, U.S. Bancorp Investments, Inc., Evercore Group L.L.C. and Stifel, Nicolaus & Company, Incorporated

CUSIP:	15135BAJ0

ISIN Number:	US15135BAJ08

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $1,183 million, after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds of this offering to redeem $425 million aggregate principal amount of our existing 5.75% senior notes due 2017, which will mature on June 1, 2017, to redeem $400 million aggregate principal amount of our existing Health Net 6.375% senior notes due 2017, which will mature on June 1, 2017, to repay approximately $300 million aggregate principal amount of outstanding borrowings under our Revolving Credit Facility and to pay related fees and expenses. The remainder of the proceeds will be used for general corporate purposes. Pending such use, the proceeds may be invested temporarily in short-term, interest-bearing, investment-grade securities or similar assets.

As of September 30, 2016, after giving effect to this offering and the application of the proceeds thereof, we had approximately $4,600 million of senior debt outstanding and approximately $91 million of issued and undrawn letters of credit, and our subsidiaries had approximately $9,605 million of indebtedness and other liabilities outstanding, including medical claims liability, accounts payable and accrued expenses, unearned revenue and other long term liabilities (excluding intercompany liabilities). In addition, as of September 30, 2016, after giving effect to this offering and the application of the proceeds thereof, we had approximately $952 million of available and undrawn borrowings under our Revolving Credit Facility (with an uncommitted option to increase our Revolving Credit Facility by up to $250 million). Of the outstanding letters of credit referenced above, approximately $48 million are issued under our Revolving Credit Facility.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc., by telephone at 1 (888) 603-5847, by email at Barclaysprospectus@broadridge.com or at the following address: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, New York, 11717.